Filed by Liberty Media Corporation pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934
Subject Company: Liberty Media Corporation
Commission File No.: 001-35707

Excerpts from the Transcript of Liberty Media Corporation at the Citi Global Internet, Media and Telecommunications Conference, January 6, 2016

Jason B. Bazinet

Citigroup Inc, Research Division

. . . So as an opening gambit, when do you — if everything goes according to plan, when will these 3 trackers begin to trade?

Gregory B. Maffei

Chief Executive Officer, President, Director and Member of Executive Committee

Probably second quarter, early second quarter.

. . .

Jason B. Bazinet

What were the strategic reasons that you decided to invest capital in this related real estate?

Gregory B. Maffei

We thought that the presence of the stadium created a pretty unique real estate opportunity to generate an attractive rate of return.

Jason B. Bazinet

Okay. And would you read that as low risk like it’s just sort of there’s tenants signed up and people will show up? Or if you’re an equity holder owning this...

Gregory B. Maffei

Well, there are tenants signed up, and there’s a hotelier who’s signed up. There’s a major office complex. There are a number of retailers, major retailers, who’ve already signed leases, so yes. This is not a greenfield, de novo, bet the ranch kind of play. First of all, we have a lot of sophisticated partners on the real estate side who — on the development side, and then we also have, because of the presence of the team, a lot of stuff that’s already pre-leased.

Jason B. Bazinet

Okay. So the new field, I think these numbers are right, costs about $670 million. You’re paying half the cost?

Gregory B. Maffei

No.

Jason B. Bazinet

No. Okay.

Gregory B. Maffei

$650 [million], $670 [million], we’ll see. We’re paying about $220 [million].

Jason B. Bazinet

And on the mixed-use facility, $550 [million] of cost and you’re paying 80% of it?

Gregory B. Maffei

Yes, but that’s preleverage. So that — those numbers are way less in terms of what equity we’re going to write a check for.

Jason B. Bazinet

Okay. And then the rights offering...

Gregory B. Maffei

And by the way, the equity will vary. The hotels were a smaller percentage, different — there’s different in each of the kind of properties.

Jason B. Bazinet

And so what’s going to ultimately happen? When this tracker comes out, investors will see revenues coming off of this related-use facility and cash flows?

Gregory B. Maffei

Hopefully.

Jason B. Bazinet

Okay. And then what do you think the investors will do? They will value that as a REIT like they’ll put a...

Gregory B. Maffei

I think it’ll be an interesting question. How much will they value the — I think you will try and see us do — look at the team value and the mixed-use value on a separate basis and try to explain to investors that there are 2 pieces. The mixed use may be advantaged by the team, but it should not be considered part of the team. It should be advantaged by the stadium, but it’s different — has a different set of cash flows incremental to the stadium.

Jason B. Bazinet

So let’s say that... I think in the S-4, the team itself generates about $250 [million] of revenues and very little net income. Are investors going to be presented with something where they’re going to have delineation between the sports team versus the mixed-use facility? Or it’s all going to be swirled up and it’s going to be difficult...

Gregory B. Maffei

No, I think it would probably in our interest to sew some separation, but we’ll see. We haven’t yet mapped the entire P&L out.

Jason B. Bazinet

Okay, all right. The Braves generate revenue, the team itself, from several different sources: Rights fees, ticket sales and sponsorships. Is that right?

Gregory B. Maffei

When you say rights fees, I assume you mean basically TV?

Jason B. Bazinet

TV, radio, yes.

Gregory B. Maffei

Yes. TV is the vast majority, yes.

Jason B. Bazinet

Is there anything that investors should think about changing in terms of the profile, in terms of new...

Gregory B. Maffei

So all 3 of those things are going to change over time. Now we redid our TV deal about 14 months ago — 15 months ago, and that has a series of escalating rates in there. And the real kicker is in 2027, which may be beyond your purview, Jason.

Jason B. Bazinet

Yes. Not mine. Maybe beyond yours.

Gregory B. Maffei

That when those rights fees end and there’s — those right fees are probably substantially below market. If you look at what most other rights fees are being out there, we inherited that very long contract when we bought the team from the Braves — the Braves, rather, from Time Warner. And second piece is ticket revenues. While the new stadium will be smaller, the expectation is, is that in many new stadiums, which are better luxury, you’re going to get much higher prices. We’re going to own much higher percentage of things like the parking, the ancillary revenue streams around that we do not control at Turner. We will control the battery, SunTrust. And the last piece is thinking about sponsorship and sort of the same way, a new stadium is going to get — is getting, we already have signed substantially better sponsorship deals. So all 3 of those are going to come into play.

Jason B. Bazinet

Well, is there a proxy, like if you’re on the buy side or on the sell side and you’re trying to do work on this? Other than calling Courtnee and having to do some handholding, is there anything else that you would suggest that investors do as they get ready for this tracker to come up?

Gregory B. Maffei

. . . The — look, I think you can look and say how teams — there have been many transactions recently where teams have been sold at valuations of — and they’re usually sold is my understanding, you can do your homework, I’m sure you will, Jason, sold as a multiple of revenue, and you can go and look say what that team is worth and probably take, okay, how much do I discount for it? It’s a trading not a sale. How much do I give him a boost because they’re going to get a big bump in 2027 for incremental TV. How do I weigh all those pieces?

Jason B. Bazinet

Okay. Now what about — this seems like an asset that doesn’t really — I mean, maybe you’ll disagree with this, but it doesn’t seem like it’s an asset that just naturally should be publicly listed and out there for a long period of time. It seems like a vanity asset, right, that should be in the hands of somebody else. Is there...

Gregory B. Maffei

If you owned a team over the last few years, your vanity has been very cashable since you’ll be able to get folding money with that vanity, right. Teams have expanded dramatically in price. Look at — look what happened with the Dodgers. That guy was able to skim $1 billion bucks off, right. It’s worked pretty well.

Jason B. Bazinet

But my question is, if someone wants to buy this, is there — it seems like it would be very adverse from a tax standpoint from your perspective. Is that...?

Gregory B. Maffei

Oh, it’s probably true. We would probably be unlikely to be cash sellers, yes.

Jason B. Bazinet

Unlikely to be cash sellers, okay. We can take — does anyone have questions on the Braves? We’re more than happy to take questions on this tracker. If anyone does, raise your hand. Otherwise, I’m going to shift over to Liberty Media. So with the Liberty Media tracker, you have a few assets, 34% stake in Live Nation, 20% of the Braves asset, and venture portfolio assets like Tastemade and a handful of noncore assets. I call them noncore like [TWX] and Viacom. My first question — well, this is just my ignorance, what is the reason — I’m sure there’s a good reason why 20% of the Braves asset has to go inside Liberty Media as opposed to...

Gregory B. Maffei

It doesn’t have to, but we decided to put it there as a potential source of capital to raise. We can sell that stock on a tax-free basis. So that’s a way to get incremental capital from — in a tax-free way, which is always very nice out of the Braves into Liberty Media, the — the corpus.

Jason B. Bazinet

And is it too far of a leap to say that you have some idea for why you might need that capital to do that?

Gregory B. Maffei

I think we have a general theory which we’ve expressed at least in some circles that we like being able to write big checks, and having more capital is good. Witness, we think, what we did in Charter. There aren’t that many people who can write a $3 billion to $5 billion check into a non-control situation. Warren Buffet can do it. Doesn’t play so much in TMT. That’s the kind of thing we like to do. So building more capital, being able to find something we find — we think is attractive where we could inject a lot of capital potentially if there’s another downturn. That’s the kind of deal we like to do.

. . .

Jason B. Bazinet

I want to shift over to the Sirius tracker now. This one seems like the cleanest of all, right. You almost have — there’s no math to do, right. It’s pretty easy. What...

Gregory B. Maffei

You have to deduct the [margin loan], that’s it.

Jason B. Bazinet

Okay. What — does this just set up a clean way for this tracker just to combine with publicly listed SIRI? Is that like...?

Gregory B. Maffei

Maybe. Can’t promise. We’ll see. We tried to combine them once before. It didn’t work. Maybe it’ll work. Maybe it won’t. I think, ultimately, the longer-term perspective is it’s likely that Sirius ends up being 100% controlled by Liberty. We’re up at 61[%] or something like that and directionally headed that way.

***

Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed new tracking stocks, expectations relating to the Braves new mixed use facility, the interest in Sirius XM Holdings Inc. and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed recapitalization and the realization of expected benefits from the mixed use facility. These forward looking statements speak only as of the date of the communication, and Liberty Media Corporation (“Liberty Media”) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-K and Forms 10-Q, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in the transcript.

Additional Information

Nothing in this transcript shall constitute a solicitation to buy or an offer to sell shares of our existing common stock or our proposed Liberty Braves tracking stock, Liberty SiriusXM tracking stock or Liberty Media tracking stock. The offer and sale of shares of the proposed tracking stocks will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement filed with the SEC regarding the proposed tracking stocks, including the preliminary proxy statement/prospectus contained therein, because they contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty Media’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the tracking stocks. Information regarding the directors and executive officers of Liberty Media and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the respective proxy materials with respect to the creation of the proposed tracking stocks to be filed with the SEC (a preliminary filing of which has been made with the SEC).